CENTURY PROPERTIES FUND XIX - FORM 10-Q - JUNE 30, 1994

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   Transactions with Related Parties

     (a) An affiliate of the Managing General Partner ("MGP") received reimbursements of administrative expenses amounting to $57,000 during the six months ended June 30,l 1994. These reimbursements are primarily included in general and administrative expenses.

     (b) NPI Property Management Corporation ("NPI Management"), an affiliate of MGP, is entitled to receive a management fee equal to 5% of the annual gross receipts from certain properties it manages. For the six months ended June 30, 1994, NPI Management received $223,000. These fees are included in operating expenses.

     (c)  Included in operating expenses for the six months ended
          June 30, 1994 is $146,00 of insurance premiums, which were paid to NPI Management under a master insurance policy arranged for by MGP.